MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 31, 2006

3.	News Release

A news release dated January 31, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on January 31, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 31, 2006, TransGlobe announced reserves and production for 2005 in the Republic of Yemen and in Canada.

The 2005 year end and fourth quarter financial results will be released mid March 2006.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 31, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2005 YEAR END RESERVES

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, January 31, 2006 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce reserves and production for 2005 in the Republic of Yemen and in Canada.

Reserves:
Total Proved reserves for the Company increased 18% from 6,665 MBoe (“MBoe” thousand barrels of oil equivalent at 6 : 1) at December 31, 2004; to 7,830 MBoe at December 31, 2005 replacing 164% of the 1,822 Mboe’s produced during 2005. The major increases in proved reserves were attributable to the An Nagyah field on Block S-1, Yemen and new drilling in Canada. The An Nagyah increases were primarily associated with the development drilling in the Upper Lam A pool and new reserves in the Lower Lam B pool. In Canada, new reserve additions associated with the 2005 drilling program at Nevis and Morningside, were offset by downward revisions at Gadsby.

Total Proved plus Probable reserves for the Company increased by 1% from 10,427 MBoe at December 31, 2004 to 10,485 MBoe at December 31, 2005 replacing 103% of 2005 production. Increases in Probable reserves associated with the An Nagyah field on Block S-1, Yemen, and new drilling in Canada, were offset by the removal of probable reserves attributed to the eastern extension of the Tasour field on Block 32, Yemen, and the reassignment of Probable reserves to Proved reserves through development drilling in Canada and in Yemen on the An Nagyah field.

Proved	Dec. 31, 2005 MBoe *	Dec. 31, 2004 MBoe *	Increase (%)
Yemen	5,344	4,422	21%
Canada	2,486	2,243	11%
Total Proved	7,830	6,665	18%

Proved plus Probable
Yemen	6,817	7,217	(6)%
Canada	3,668	3,210	14%
Total Proved plus Probable	10,485	10,427	1%
                * Working Interest before royalties.

Continued

The 2005 year end reserves assigned to Block S-1, Yemen, do not include reserves (proved or proved plus probable) from the condensate associated with the gas from An Naeem pool or the An Nagyah pool. Additional work on these projects is planned for 2006, which may result in reserve additions to Block S-1 in the future.

The 2005 and 2004 year end reserves were prepared by the Company’s independent reserve evaluators, DeGolyer and MacNaughton Canada Limited, in accordance with the Canadian National Instrument (NI) 51-101 policy.

Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than, or less than, the estimates provided herein.

Production:
In Yemen, oil production increased 29% from an average of 3,187 Bopd in 2004 to an average of 4,124 Bopd in 2005 due to the development of the An Nagyah field on Block S-1. An Nagyah field production increased throughout 2005 to a level of 12,300 Bopd (3,075 Bopd) in early December. Facility constraints associated with cooler temperatures in December and January restricted production from the field to approximately 9,300 Bopd (2,325 Bopd). It is anticipated that field production will increase to 12,000+ Bopd, following the installation of additional treating capacity at the central production facility in late January 2006. Yemen production averaged 3,869 Bopd during December, with approximately 750 Bopd of production shut in on Block S-1.

In Canada, production increased 28% from an average of 677 Boepd in 2004 to 867 Boepd in 2005. In Canada, production averaged 889 Boepd in December. Several wells were connected during late December and January which increased Canadian production to approximately 1,100 Boepd. There are an additional 15 wells that were drilled in 2005 that still require pipeline connections. This work is anticipated to be carried out during the first half of 2006.

In total, the Company’s production increased 29% from an average of 3,864 Boepd in 2004 to an average of 4,991 Boepd in 2005. Total Company production averaged 4,758 Boped in December with approximately 1,350 Boepd of additional productive capacity consisting of 750 Bopd shut in production at Block S-1 plus 600 Boepd of new production awaiting connection in Canada.

In 2006, it is expected that total Company production will average 5,300 to 5,600 Boepd from existing fields in Yemen and planned development in Canada. During 2006, the Company also has plans to drill twelve high impact exploration wells internationally, including wells for the first time on Block 72, Yemen and the Nuqra Block in Egypt. Each international exploration prospect has the potential to materially impact the Company’s reserves and production going forward. It is expected that the 2006 exploration and development program capital program of US$45 million will be fully funded out of cash flow and working capital.

Continued

The 2005 year end and fourth quarter financial results will be released mid March 2006.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President, Finance & C.F.O.	#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com